Mail Stop 6010

July 19, 2006

Matthew B. Ferguson
Chief Financial Officer
Foxhollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063

Re: Foxhollow Technologies, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 7, 2006
        File No. 000-50998

Dear Mr. Ferguson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant